Exhibit 99.1

BeyondSpring Announces Exclusive Commercialization and Co-development Agreement with Jiangsu Hengrui Pharmaceuticals for Plinabulin in Greater China

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Wanchunbulin, BeyondSpring’s 58%-owned subsidiary in China, to partner with Hengrui, the leader in oncology product R&D and commercialization in China, for the exclusive commercial and co-development rights for plinabulin in Greater China markets (“the Territory”)

•	Wanchunbulin to receive up to 1.3B RMB (est. $200M USD) in milestone payments, including 200M RMB (est. $30M USD) upfront and up to 1.1B RMB (est. $170M USD) in regulatory and sales milestone payments

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Wanchunbulin to book revenue and to pay for 100% cost of goods sold (COGS); Hengrui to pay for 100% of the commercialization costs for plinabulin in the Territory and receive a pre-determined percentage of net sales.

•	Wanchunbulin and Hengrui will co-develop additional indications for plinabulin in the Territory; Hengrui funds 50% of future clinical development costs for new cancer indications in the Territory.

•	Hengrui to make 100M RMB (est. $15M USD) equity investment in Wanchunbulin at a pre-money valuation of 3.6B RMB (est. $560M USD).

NEW YORK and SHANGHAI, August 26, 2021 (GLOBE NEWSWIRE) -- BeyondSpring (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global pharmaceutical company focused on the development of cancer therapeutics, and Jiangsu Hengrui Pharmaceuticals Co., Ltd. (or "Hengrui") today announced an exclusive commercialization and co-development agreement in Greater China (“the Territory”) for BeyondSpring's investigational drug candidate plinabulin, a first-in-class, selective immunomodulating microtubule-binding agent (SIMBA). Plinabulin in combination with G-CSF is currently under NDA Priority Review by the U.S. Food and Drug Administration (FDA) and the China National Medical Products Administration (NMPA) for the prevention of chemotherapy-induced neutropenia (CIN). BeyondSpring recently announced positive topline Phase 3 results from its DUBLIN-3 study of plinabulin in combination with docetaxel for the treatment of 2nd and 3rd line, EGFR wild-type non-small cell lung cancer (NSCLC).  BeyondSpring will still retain 100% of the global plinabulin rights outside of Greater China.

“We are thrilled to continue executing on our global commercialization plans by entering into this partnership with Hengrui, a world-class leader in pharmaceuticals with substantial expertise in oncology research and development and deep experience in marketing in China. This landmark partnership serves as a validation from a well-respected, leading pharma for plinabulin as a ‘pipeline in a drug’,” said Dr. Lan Huang, co-founder, Chair and Chief Executive Officer of BeyondSpring. “Over the past 40 years, Hengrui has successfully grown to become the largest oncology drug sales company in China, with the top-selling PD-1 inhibitor and docetaxel product, and one of the top three G-CSF products in China. With plinabulin’s potential for combination use with these agents, we believe there are significant synergies in this partnership and believe it positions plinabulin to be developed for additional indications and to accelerate and increase peak sales in China.”

Dr. Lianshan Zhang, President of Global R&D and Member of the Board of Directors of Hengrui, commented, “Treatment and prevention of chemotherapy-induced hematological toxicities still represent a huge unmet medical need. We are impressed by the clear benefit brought by plinabulin for the prevention of CIN. We also are very excited about plinabulin’s positive anti-cancer benefit that was demonstrated in the DUBLIN-3 study, and the potential for plinabulin to enhance immune responses to tumors. We look forward to working with BeyondSpring to prepare the NDA filing for the NSCLC indication in China and to explore additional anti-cancer indications to benefit cancer patients in need.”

Under the terms of the agreement, Wanchunbulin will grant Hengrui exclusive rights to commercialize and co-develop plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan. Wanchunbulin will retain the manufacturing rights of plinabulin in the Territory and will book all plinabulin revenue in the Territory. Hengrui will receive a pre-determined percentage of the net sales in each quarter. Wanchunbulin will receive the equivalent of up to 1.3B RMB (est. $200M USD), including an upfront payment of 200M RMB (est. $30M USD) and regulatory and sales milestones of up to 1.1 B RMB (est. $170M USD). Hengrui will be responsible for all costs associated with commercialization of plinabulin in the Territory.

Pursuant to the terms, Wanchunbulin will be responsible for 100% of the clinical and regulatory costs for the first two indications for plinabulin: prevention of CIN and 2nd/3rd line treatment of NSCLC (EGFR wild type). Hengrui will fund 50% of the clinical development costs for additional indications for plinabulin in the Territory, with a Joint Steering Committee overseeing the clinical strategy and priorities. With deep understanding of plinabulin and its potential, Wanchunbulin will lead the protocol design and development for additional indications.

In connection with the signing of the collaboration, Hengrui will make an equity investment at 100M RMB (est. $15M USD) into the Wanchunbulin subsidiary at a pre-money valuation of 3.6B RMB (est. $560M USD).

Dr. Huang concluded, “This partnership accomplishes important strategic goals and represents a tremendous potential for optimizing the value of the plinabulin franchise. The near-term financial terms, with the upfront and milestone payments and the equity investment in our China subsidiary, strengthen our balance sheet. In addition, this creative business partnership allows us to book revenue while creating long-term value in participating in the future revenue growth of plinabulin, backed by Hengrui’s strong infrastructure with proven successful commercial track record in China. Importantly, it positions us well to continue on our path to becoming a global biopharmaceutical company, while preserving our strategic optionality in other key markets worldwide to enhance shareholder value.”

About Plinabulin
Plinabulin, BeyondSpring’s lead asset, is a selective immunomodulating microtubule-binding agent (SIMBA), which is a potent antigen presenting cell (APC) inducer. It is a novel, intravenous infused, patent-protected, NDA stage asset for CIN prevention and a Phase 3 anti-cancer candidate for non-small cell lung cancer (NSCLC). Plinabulin triggers the release of the immune defense protein, GEF-H1, which leads to two distinct effects: first is a durable anticancer benefit due to the maturation of dendritic cells resulting in the activation of tumor antigen-specific T-cells to target cancer cells, and the second is early-onset of action in CIN prevention after chemotherapy by boosting the number of hematopoietic stem/progenitor cells (HSPCs). Plinabulin received Breakthrough Therapy designation from both U.S. and China FDA for the CIN prevention indication. As a “pipeline in a drug,” plinabulin is being broadly studied in combination with various immuno-oncology agents that could boost the effects of the PD-1/PD-L1 antibodies and re-sensitize PD-1/PD-L1 antibody-resistant patients.

About Hengrui
Jiangsu Hengrui Pharmaceuticals is a global pharmaceutical company engaged in the research and development, manufacturing and sales of healthcare products, including oncology drugs, angiomyocardiac drugs, surgical drugs, contrast agents and antibiotics. The company was established in 1970 and is headquartered in Lianyungang, Jiangsu. It was listed on the Shanghai Stock Exchange in 2000 (stock ticker 600276).  In the list of Top 50 Global Pharmaceutical Companies published by Pharmaceutical Executive Magazine, Hengrui was listed for three consecutive years and was ranked at #38 in 2021. The company has been selected as one of the top 100 companies in China's pharmaceutical industry for many years and topped the list of the best industrial companies in China's pharmaceutical R&D product line in 2021. As of the end of 2019, it has more than 24,400 employees worldwide. For more information, please visit its website at www.hengruius.com; http://www.hrs.com.cn.

About BeyondSpring
Headquartered in New York City, BeyondSpring is a global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. BeyondSpring’s first-in-class lead asset plinabulin, is being developed as a “pipeline in a drug.” It is filed for approval and has received Priority Review in the U.S. and China for the prevention of chemotherapy-induced neutropenia (CIN) with a PDUFA date of November 30, 2021 in the U.S.  Plinabulin and docetaxel combination has met the primary endpoint of extending overall survival in a global, randomized, active controlled Phase 3 study (DUBLIN-3) in 2nd/3rd line NSCLC (EGFR wild type). Additionally, it is being broadly studied in combination with various immuno-oncology regimens that could boost the effects of PD-1 / PD-L1 antibodies. In addition to plinabulin, BeyondSpring’s extensive pipeline includes three pre-clinical immuno-oncology assets and a subsidiary, SEED Therapeutics, which is leveraging a proprietary targeted protein degradation drug discovery platform.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company's future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:
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LifeSci Advisors, LLC
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LifeSci Communications
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